UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated May 28, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: May 28, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Begins Resource Estimate, Expanded Metallurgical Testing  for

Cerro Jumil Gold Property in Mexico

Vancouver, B.C., May 28, 2008: Esperanza Silver Corporation (TSX.V: EPZ) is pleased to provide this update on its 100%-owned Cerro Jumil gold project in Mexico where drilling continues to expand mineralization at this potential open-pit, heap-leach operation.  Highlights include:

•

Resource estimate being prepared, anticipated third quarter 2008.

•

Extended the recently discovered Las Calabazas Zone to over 450 meters in length.

o

Drill Hole DHE-08-57 yielded 31.5 meters containing 1.42 g/t gold.

o

Drill Hole DHE-08-61 yielded 24.4 meters containing 2.12 g/t gold.

•

Discovered an area of broad silver mineralization which includes 15 meters of 177 g/t silver.

Las Calabazas Zone Expanded and Open

Drilling at the Las Calabazas Zone has confirmed the presence of gold mineralization in multiple horizons over a strike length of more than 450 meters. The gold mineralization is open at depth as well as to the south. On the northern edge of Las Calabazas the mineralization appears to narrow to seven meters in width. It is uncertain if the mineralization continues further north merging with the West Zone or if it is a separate area of mineralization.

Step-out drilling along the north end of the West Zone encountered only sporadic gold mineralization. It did however find appreciable widths of high-grade silver mineralization, including 15 meters of 177 grams per tonne silver in drill hole RCHE-08-88 and 12 meters of 134 grams per tonne in drill hole RCHE-08-87. These drill holes, spaced 100 meters apart, indicate potential to discover significant silver mineralization of economic importance along the northern extension of the intrusive contact.

Meanwhile, drilling in the Southeast Zone has largely delineated the eastern border where many of the drill holes did not encounter mineralization. This may indicate that the mineralization is deeper than drilled or has been interrupted by a fault. Nevertheless, as currently defined by extensive drilling, the Southeast Zone is the principal area of gold mineralization and may continue westward merging with the Los Calabazas Zone. A table summarizing the recent drill results is attached to this news release.

An Emerging Producer

Bill Pincus, Esperanza’s CEO commenting on the recent drill results, said, “In addition to the three identified zones of mineralization at Cerro Jumil, there are many other targets on the property to be investigated.  However, our priority is to establish a resource estimate for the known areas of the deposit and begin moving the project towards development.

He continued, “This is an exciting period in Esperanza’s life as we move from being an exploration company to potentially adding a producing mine to our portfolio.  Cerro Jumil together with San Luis in Peru could then generate sufficient internal cash flow to finance our future mine-finding efforts.”

Resource Estimate and Metallurgical Testing Underway

Esperanza has now completed 31,420 meters of diamond core and reverse circulation drilling on the identified gold zones. It has contracted with Exploration Geotechnologies Inc. to prepare a resource estimate to conform to the requirements of National Instrument 43-101. It is planned to be issued in the third quarter of 2008.

Concurrently, the Company has contracted Dr. Corby Anderson, Director of the Center for Advanced Mineral and Metallurgical Processing at Montana Tech University to design and supervise further metallurgical tests. These will follow up on the successful heap-leach tests completed in 2007, which indicated a gold recovery rate of 72%.

The resource estimate and metallurgical testing will form the basis for a scoping study to determine the best development path. This is anticipated in the second half of 2008.

About Esperanza

Esperanza is an emerging precious-metals producer focused on advancing the development of its two principal properties: the San Luis gold and silver joint venture in Peru and the 100%-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR:  Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the Cerro Jumil or San Luis properties, the ability to finance further exploration, to permit drilling and other exploration and development work, the availability of drill rigs, the ability to develop and finance any proposed mine, and the availability equipment, supplies and personnel at economic rates to make the property viable at then prevailing metals prices.

 The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.

Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The TSX Venture Exchange does not accept responsibility

 for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

Cerro Jumil Drill Results
May-08
Hole	From	To	Interval	Gold Grade
	(meters)	(meters)	Length	(grams/tonne)
Las Calabazas Zone
DHE-07-55	178.0	193.0	15.0	1.52
DHE-08-57	95.5	127.0	31.5	1.42
DHE-08-59	69.0	88.5	19.5	1.46
DHE-08-61	168.1	192.5	24.4	2.12
includes	176.0	185.0	9.0	3.11
DHE-08-62	59.5	76.0	16.5	0.68
	134.5	140.5	6.0	1.22
	182.5	205.0	22.5	2.17
DHE-08-63	134.0	195.5	61.5	0.67
includes	170.0	186.5	16.5	1.40
West Zone
RCHE-08-86	No Significant Intervals
RCHE-08-87	39.0	51.0	12.0	Silver 133.7
RCHE-08-88 and Silver	63.0 51.0	67.5 66.0	4.5 15.0	Gold 1.97 Silver 177.0
RCHE-08-88	63.0	67.5	4.5	1.97
Southeast Zone
DHE-07-53	No significant intervals
DHE-08-56	No significant intervals
DHE-08-58	No significant intervals
DHE-08-60	No significant intervals
RCHE-07-78	162.0	180.0	18.0	0.78
RCHE-08-81	76.5	117.0	40.5	1.15
RCHE-08-84	No Significant Intervals
RCHE-08-85A	No Significant Intervals
RCHE-08-89	No Significant Intervals
RCHE-08-90	No Significant Intervals
RCHE-08-91A	No Significant Intervals
RCHE-08-92	No Significant Intervals
RCHE-08-93	262.5	300.0	34.5	1.40
includes	283.5	297.0	13.5	2.06
RCHE-08-94	249.0	300.0	51.0	1.13
RCHE-08-95	No Significant Intervals
RCHE-08-96	163.5	225.0	61.5	0.69
Hole	From	To	Interval	Gold Grade
	(meters)	(meters)	Length	(grams/tonne)
RCHE-08-98	240.0	255.0	15.0	1.21
RCHE-08-99	No Significant Intervals
RCHE-08-100	No Significant Intervals
RCHE-08-101	No Significant Intervals